02034272

## 82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Globus

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4025 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A (PROXY)* | ☐ | | |

*OICF/BY:* dlw

*DATE* : 5/23/02

# GLOBEX

## Annual Report 2001

# Contents


| | |
|---|---|
| . Report to Shareholders | 1 |
| . Summary of Gold Properties | 3 |
| . Summary of Base Metal Properties | 5 |
| . Auditors' Report | 6 |
| . Consolidated Financial Statements | 7 |
| . Notes to the Consolidated Financial Statements | 10 |
| . Corporate Information | 15 |

# Report to Shareholders

## IN LIKE A LAMB OUT LIKE A LION

2001 started slowly with Globex like other junior exploration companies husbanding its money while trying to position itself to take advantage of any potential turnaround.

This year saw renewed interest in diamond exploration in Canada and particularly in Quebec. Previous excellent work by James Moorehead of the Quebec Ministry of Natural Resources has led to a staking rush for diamond exploration claims east of James Bay in the Otish and Wemindji areas amongst others. Globex with partners Sparton Resources Inc. and Aurogin Resources Ltd. were in the first group to acquire claims in the Wemindji area and now hold 88,108 acres of exploration ground in 616 targeted claims.

Throughout the year, Globex also concentrated on acquisitions particularly gold properties. Further in this annual report, you will find a series of short resumes of the gold properties Globex has been accumulating over the past few years. Being firm believers in swimming counter current, we have used the down gold market to accumulate gold exploration and advanced gold plays.

Globex also holds significant base metal assets including the former Poirier copper-zinc deposit and the Lyndhurst massive sulphide exploration project. Recently (April 2002) we acquired the Magusi and Fabie Bay base metal deposits located within 25 miles of the Noranda copper smelter. Both properties have been extensively drilled and the Fabie Bay deposit has been opened up by a ramp while the Magusi deposit has been stripped. Combined tonnage totals 4.3 million tons: Magusi River (Fabie Creek) Deposit - 3.65 mt grading 1.79% Cu, 3.02% Zn, 0.89 g/t Au and 27.79 g/t Ag (source: Northern Miner, September 23, 1991). New Insco (Fabie Bay) Deposit - 657,575 t grading 2.80% Cu plus unknown gold and silver credits (source: MNR Quebec).

During 2000 and 2001 Globex explored for platinum and palladium on the La Motte and Preissac properties. The Preissac property will be dropped but the La Motte property has been expanded westward filling in all the geology between Globex's Bilson-Cubric nickel-PGE zone and the former Marbridge nickel deposit and now includes the Ataman nickel showing.

In 2001 Globex drilled a deep (1,500 metres) hole on the western extension of Globex's Lyndhurst deep massive sulphide body. The 200 metre step out encountered several metres of massive sulphide with some copper and zinc values but the zone seems to be closing to the west. Further drilling will be directed below as well as to the east of the drill indicated massive sulphide zone.

Globex also drilled a 1,000 metres stratigraphic drill hole on its Beauchastel-South property (see attached gold property notes). We plan to do follow up drilling on this exciting gold target area.

# Report to Shareholders

Much effort in 2001 was spent advancing Globex's Deloro Township, Magnesium-Talc project. The deposit was extended westward by two drill holes and Globex engaged Hatch to complete a Scoping Study on the property.

In October 2001, Globex received Hatch's Scoping Study which was a review of all the existing technical data (drilling, assaying, metallurgical studies, etc.) as well as a review and choosing of the appropriate technologies to apply to the type of ore on the property. The study determined that the project has good economic potential and that Globex should carry out a bankable feasibility study. Much of the rest of the year and a large part of the 2002 to date has been spent endeavouring to raise funds from the Quebec and Federal governments as it is Globex's opinion that visible government support is necessary in order to advance a project of this size. The project envisions a mine-mill complex at Timmins, Ontario and a magnesium and/or magnesium alloy smelter at Rouyn-Noranda, Quebec. The overall cost is estimated at US$966 million (CDN $1.5 billion). The proposed bankable feasibility study is estimated including sustaining expenses at US$12 million (CDN $18.5 million). Globex hopes to achieve the required feasibility study financing in the near future.

All in all, 2002 promises to be a pivotal year for Globex. The rising gold prices, if sustained, will make Globex's counter current philosophy regarding gold pay off for our shareholders. Also, Globex's magnesium-talc, mine-mill-smelter feasibility study, if financed will eventually launch Globex toward producer status.

Globex is continuing to work actively to advance its projects in 2002 while continuing to acquire undervalued assets (ex.: Magusi and Fabie Bay base metal deposits.)

The management of Globex would like to thank its directors and shareholders for their kind support and patience during these last fairly depressed years for junior exploration companies. We sincerely believe that our efforts and your patience will, with a combination of rising gold prices, hard work and luck pay off for all of us.

Jack Stoch
President

April 15, 2002

# Summary of Gold Properties

## ADVANCED PROJECTS

### Ramp Property (Formerly Maude Lake Gold Deposit) Beatty Township, Ontario

Globex owns 100% interest in this advanced gold project consisting of 66 mineral claims and 21 mining leases and patents. Previous work consisted of extensive surface and underground diamond drilling. Underground development has been: 956.7 metres of decline and muck bays, 100 metres of cross-cuts and drifts and 207.9 metres of raises. A geological ore reserve of 813,358 tons grading 0.235 oz/ton (8.1 g) was calculated by R. Bennett in 1994. Subsequent diamond drilling in 1996 and 1999 has confirmed and extended the gold zones to depth. This property has a very good chance of becoming a near term producer depending on stable gold prices and positive results from underground bulk sampling.

### Nordeau East and West Gold Deposits, Vauquelin Township, Quebec

Globex owns 100% interest in the Nordeau East and West Gold deposits situated in the southeast corner of Vauquelin Township due east of the Chimo Gold Mill, and east of Val d'Or, Quebec. Previous diamond drilling has outlined a total of 715,299 metric tonnes grading 6.3 g/t (0.184 oz/ton) gold in the indicated and inferred resource category (Roche Groupe-Conseil, 1988 and Group Conseil Geologica, 2001). Most zones are open to depth and recently acquired claims to the northeast have returned drill hole values up to 0.37 oz/ton (12.8 g/t) gold over 5.5 metres. This property, as it sits next door to a gold mill which is to be refurbished has an excellent potential of production in the foreseeable future.

### Duquesne West Property, Duparquet & Destor Townships, Quebec

Globex owns 50% interest in 20 claims situated on the prolific gold localizing Porcupine Break. Previous drilling of 57 holes by Santa Fe (now Newmont) totalled 86,710 feet (26,429 m) and outlined, according to calculation performed by Santa Fe Canadian Mining Limited in 1997, the following drill indicated mineral inventory: Fox Zone - 729,500 tons grading 0.31 oz/ton (10.6 g/t) gold, Shaft Zone - 276,500 tons grading 0.20 oz/ton (6.9 g/t) gold South Zone - 183,000 tons (?) grading 0.49 oz/ton (16 g/t) gold and East Stringer Zone - 444,000 tons grading 0.13 oz/ton (4.5 g/t) gold. Much of the property is unexplored and the potential exists to find more gold zones as well as increase the size of gold zones previously located.

### Fontana Gold Deposit, Duverny Township, Quebec

Globex owns 75% interest in 16 claims covering the Fontana Gold Property in Duverny Township, Quebec. Previous surface sampling and drilling has encountered a number of gold bearing quartz vein systems in shear zones traversing a felsic intrusive. Previous published resource estimates (not verified by Globex) have indicated up to 968,000 tons grading 0.165 oz/ton (5.8 g) gold. Globex has yet to review all the technical data in detail and propose an exploration program but an initial review has indicated that further exploration drilling is warranted.

### Mooseland Gold Mine, Halifax County, Nova Scotia

In Nova Scotia, Globex owns 100% interest in the Mooseland Gold Deposit. Previous diamond drilling has outlined a typical "Meguma type" gold deposit consisting of parallel, folded, gold bearing quartz veins formed into "saddle reef" structures. Previous drilling principally by Hecla has outlined a resource estimated at 640,000 tons grading 0.47 oz/ton (13.7g/t) gold but bulk sampling is necessary in order to verify the grade due to the high assay values of the drill intersections. The last major work on the property occurred in 1989 when Hecla sank a 410 foot shaft in preparation for a 3,000 foot drift and a 20,000 tonne bulk sample which was never undertaken. The project has a good potential of making a small tonnage high grade mine and requires further exploration drilling and a bulk sample to confirm the overall gold grade.

### Bell Mountain Gold Deposit, Churchill County, Nevada

Globex owns 100% interest in a gold bearing epithermal quartz-adularia vein system situated 39 miles southeast of Fallon. Extensive reverse circulation and diamond drilling has outlined an oxidized, open pittable, resource of 2,100,000 tons grading 0.04 oz/ton gold and 1.20 oz/silver. Recent drilling in 1996 intersected up to 189 feet grading 0.03 oz/ton gold equivalent including 82 feet of 0.059 gold equivalent. Previous work has included extensive metallurgical and environmental studies, diamond drilling, drifting and underground sampling and a pre-feasibility study. The deposit is amenable to processing by inexpensive heap leach methods. Further exploration drilling is warranted.

### Parbec Gold Deposit, Malartic Township, Quebec

Globex owns 100% interest in 7 claims covering the Parbec Gold Deposit on the gold localizing Cadillac Break. The property is directly adjacent to and on strike with the East Amphi gold deposit which McWatters Gold Mines have announced it will bring into production. Previous work consisted of extensive diamond drilling and a 1,900 foot (580 m) ramp to provide underground access for diamond drilling, bulk sampling and production. A "drill indicated possible mineral inventory of 455,000 tons grading 0.135 oz/ton (4.6 g/t) over an average width of 6.1 feet (1.86 m)" has been indicated by previous owners. Numerous partially defined gold zones have been intersected on the property over the 5,300 feet (1,615 m) of the gold localizing Cadillac Break which traverses the property. Numerous gold zones are open and much more drilling is warranted as is bulk sampling of the vein systems via the existing ramp.

### Bateman Bay Mine, McKenzie and Roy Townships, Quebec

Globex owns 100% interest in 2 mining claims covering the Bateman Bay copper-gold deposit in the Chibougamau mining camp. Previous work has consisted of diamond drilling and the sinking of a 160 metre shaft with the development of 4 levels. Government records in 1977 cite a probable reserve of 678,750 metric tonnes grading 1.76% copper, 4.13 g/t gold and 16.71 g/t silver. The deposit is open to depth and is situated directly next door to the Copper Rand mine and mill. More diamond drilling to extend the mineralized zones to depth is warranted.

# Summary of Gold Properties

**Wood Gold Mine, Cadillac Township, Quebec**
Globex has a back-in right to earn 50% interest in the Wood Gold Deposit near Cadillac, Quebec. The property straddles the gold localizing Cadillac Break. Previous work has indicated a resource of 1,146,000 tons grading between 0.16 oz/ton ( 5.5 g) and 0.20 oz/ton (6.9 g) gold within and near the old mine workings. Drilling in 1997-1998 done in order to confirm the presence of gold in or near the mine workings intersected significant gold values in 8 of 9 drill holes, with individual values reaching as high as 1.98 oz/ton (68.23 g/T) over 5.6 ft (1.71 metres) and 0.82 oz/ton (28.11 g/T) over 7.5 ft (2.28 metres). More drilling is warranted.

## INTERMEDIATE PROJECTS

**Smith Claims, Tiblemont Township, Quebec**
Globex owns 100% interest in the property consisting of 27 claims covering the former Smith Gold Zone and Zulapa Copper-Nickel Zone, northeast of Val d'Or, Quebec. Previous diamond drilling and shallow exploration shaft sinking and drifting has outlined a series of parallel quartz veins in a felsic intrusive body over a strike length of 5,000 feet (1,524 m). A small resource of 122,000 metric tonnes grading 0.20 oz/ton gold (6.9 g), was outlined near the shaft to a shallow depth. Deeper drill holes 28.8 g/t over 1.16 m, at a 53 metre vertical depth, 8.20 g/t over 5.18 m at a 52 metre vertical depth and 11.7 g/t over 2.89 m at a 100 metre vertical depth indicate the potential of increasing tonnage to depth. Additional parallel gold bearing quartz veins have been intersected but have not been explored or correlated.

**Blackcliff Gold Deposit, Malartic Township, Quebec**
Globex owns 50% interest in and is manager of the 3 claim Blackcliff Gold Property in Malartic Township, Quebec. Previous work consisted of extensive surface diamond drilling and underground sampling and the sinking of 84 metre (275 foot) shaft and drifting on 2 levels. Fourteen gold zones have been located on the property with several being discontinuous lenses on the same horizon. The gold mineralization occurs principally in quartz veins in silicified, pyritized, carbonatized and chloritized shear zones in a grey or green diorite or in tuff. A probable gold resource of 278,269 tons grading 0.18 oz/ton (6.2 g) was calculated in 1988 on three vein structures including a dilution factor of 20%. The potential exists to extend the gold zones to depth. The property is located very near the operating Camflo gold mill.

**Wrightbar Gold Deposit,
Bourlamaque Township, Quebec**
Globex owns 100% interest in the former Wrightbar Gold Mine consisting of 8 claims and one "Bail Minier", east of Val d'Or, Quebec. Previous work consisting of extensive diamond drilling and a ramp with five levels has explored the gold zones which consist of shallow dipping, parallel quartz veins systems in a granodiorite batholith. Limited mining of some vein systems was done. Reports indicate an ill-defined resource of between 100,000 and 200,000 tons of undetermined grade. Numerous gold zones have been intersected in previous drilling and more work is warranted in particular to follow-up a new theory as regards controls of emplacement of the gold bearing vein systems.

## ADVANCED EXPLORATION PROJECTS

**Laguerre-Knutson Gold Property, McVittie & Hearst Townships, Ontario**
Globex owns 100% interest in 3 mining leases situated within the municipal township of Larder Lake, Ontario. Previous work has outlined a small gold zone of 50,680 tons grading 0.128 oz/ton Au (4.4 g) in the Laguerre Zone which is accessible by a shaft. The gold zone is open to depth. Two (2) gold bearing quartz vein structures are exposed in trenching on surface in the Knutson Zone and grade 0.42 oz/ton (14.4 g) gold over a 5.5 foot width for a 160 foot length and 0.25 oz/ton (8.6 g) gold over a 5.9 foot width and a 90 foot length. Both veins have been drilled and have been extended to depth. More drilling is warranted.

**Vulcan Mine Project, Ferry County,
Washington State, USA**
Globex owns 100% interest in 8 patented claims, 34 unpatented claims and 11 optioned unpatented claims subject to varying NSR royalties. Previous diamond drilling, limited trenching and a 150,000 ton bulk sample has disclosed the presence of an intensely carbonitized, pyritized and bleached rock unit referred to as the Gold Dike. This zone is at least 2,000 feet long, is up to 40 feet wide and has been defined to a depth of 250 feet. Wide zones of gold mineralization, 60 feet grading 0.34 oz/ton gold, 80 feet grading 0.27 oz/ton gold, have been intersected near surface. Also, recent surface sampling of copper bearing dike material 2,000 feet south of the gold zone has returned up to 2.24 gm/tonne palladium and up to 20.6 g/t platinum. This new structure has never been explored for platinum group metals.

**Duvay Property, Duverny Township, Quebec**
Globex owns 100% interest in this property consisting of 4 claims covering the Duvay gold zone located in altered mafic to intermediate volcanic rocks. Two systems of quartz veining (vertical north-south and shallow dipping east-west) have been formed on either side of a fault structure associated with intense dolomitization, silification, paragonitization and albitisation. Gold occurs as coarse free gold within the quartz veins. Definition of a gold resource is difficult due to the erratic high grade nature of the mineralization but tonnages have been reported as high as 6.6 million tons grading 0.06 oz/ton gold. Individual gold assays can be multi-ounce. This property will be looked at as a low cost open pit gold zone should the price of gold reach a level sufficient to warrant further development.

**Fish Lake Gold Zone, Tiblemont Township, Quebec**
Globex owns 100% interest in 2 claims covering the Fish Lake Gold Zone. Previous diamond drilling and trenching have outlined a reported gold zone of 87,000 tons grading 0.175 oz/ton (6 g). Globex is awaiting receipt of all the geological files before outlining an exploration program. Geologically, the gold is associated with quartz vein systems in a granodioritic batholith. Further exploration drilling is warranted especially once the nearby Chimo mill is reactivated.

# Summary of Gold Properties

**Tut Gold Zone, Ligneris Township, Quebec**

Globex owns 100% interest in 4 claims covering the Tut Gold Zone. Previous mapping, sampling and diamond drilling has outlined an alteration zone rich in quartz within felsic volcanic units. The deepest drill hole in the zone is approximately 130 metres deep and returned 0.18 oz/ton (6.2 g) gold over 5.7 m (18.7 ft). The zone is open to depth and along strike at a shallow depth and requires further drilling.

**Beauchastel-South Gold Project, Beauchastel Township, Quebec**

The 100% owned Beauchastel-South gold property covers 5km of the gold localizing Cadillac Break, 16 km southwest of Rouyn-Noranda, Quebec. Previously the property received little or no exploration as it was the conventional wisdom that the overlying Cobalt sedimentary rock cover was too thick to make the discovery or mining of gold deposits viable. In late 2001, Globex as a follow-up to an AEROTEM Airborne EM-Mag survey, drilled a 1,000 metre cross sectional drill hole in order to test Globex's theory that the overlying Cobalt rock unit was between 50 to 175 metres thick and not 1,000 to 2,000 metres thick. The drill hole traversed approximately 50 metres of Cobalt cap rock before entering Precambrian volcanic and sedimentary rock units typically associated with the Cadillac fault. The gold localising Cadillac fault was intersected as was a second fault zone. Also ultramafic rock units and syenite and feldspar porphyry units were encountered. Five (5) wide zones of anomalous gold values were intersected at or near the felsic intrusives, and north of the "Break". Further drilling is warranted as the entire 5 km of the Cadillac Break on Globex's property is unexplored and the rock types and alterations encountered suggest an environment conducive to the emplacement of gold mineralization.

---

Globex also owns a number of other gold showings and base metal sulphide bodies which have significant gold credits.

**IMPORTANT NOTICE**

**Please note that due to the high cost and time involved, Globex has not independently confirmed many of the tonnage and grade figures quoted herein but has relied upon published reports within the public domain or reports commissioned by previous property owners. On an individual basis, grades and tonnages quoted herein may or may not fall within the norms of Policy NI 43-101 as many but not all of the calculations were performed prior to the implementation of the policy.**

# Summary of Base Metal Properties

**Poirier Mine, Joutel Township, Quebec**

Globex owns 100% interest in the former base metal producer. Drilling had outline a large body of pyrrohotite and pyrite with zones enriched in copper and zinc. Previous production is recorded as 4.67 million tons grading 2.2% Cu and 748,000 tons grading 5.58% Zn with roughly 0.056 oz/T Au. In 1990, Bharti Engineering completed a detailed study of the deposit and calculated that the following tonnages remained above the 2,500 foot level: West and Q Zones - 1.4 million tons at 1.24% Cu and 8.77% Zn, East Zone - 300,000 tons at 8.06% Zn, Main Zone - 534,000 tons at 2.50% Cu (gold and silver grades were not calculated). A review of the data suggests that below the 2,500 foot level, little exploration has been undertaken while the indications are that the potential exists for the massive sulphides to continue below this level.

**Magusi River and Fabie Bay Mines, Hebecourt Township, Quebec**

These two base metal deposits consist of massive, semi-massive and stringer sulphides (pyrrhotite, pyrite, chalcopyrite and sphalerite) within close proximity to each other. They are located in range 1 of Hebecourt Township, Quebec approximately 25 miles northwest of the Noranda Copper smelter. The Fabie Bay deposit is principally a copper deposit but there was no systematic assaying for precious metals although their presence is indicated. 657,575 tonnes grading 2.8% Cu accessible via a ramp is reported. The Magusi River deposit is reported to total 3.65 million tonnes (in six zones) grading on average 1.79% Cu, 3.02% Zn, 0.89 g/t Au and 27.79 g/t Ag. The zones have been stripped. Both properties have been extensively studied including bulk sampling and metallurgical test work.

**Lyndhurst Mine, Destor Township, Quebec**

Globex has held this property for many years and is currently exploring a deep massive sulphide zone discovered southwest of the original mine. Due to the expense of deep drilling, Globex is proceeding relatively slowly (each drill hole costs $180,000 - $200,000). The massive sulphide body is open to depth and to the east. Further drilling is planned. Also an airborne electromagnetic survey has indicated several shallow anomalies of interest and Globex intends to drill them.

**Bateman Bay Mine, McKenzie & Roy Townships, Quebec**

Globex owns 100% interest in this copper-gold deposit which was evaluated in 1977 at 678,750 tonnes grading 1.76% Cu, 4.13 g/t Au and 16.71 g/t Ag to a depth of 183 metres and revised in 1992 to a higher grade core of 359,848 tonnes grading 2.64% Cu and 4.35 g/t Au. Much of the zone is open to depth. A 274 metre shaft and 4 levels provide access to the known mineralization.

**Definition of Symbols**

| | | | |
|---|---|---|---|
| Au | gold | g | gram |
| Ag | silver | oz | ounce |
| Cu | copper | t | metric tonne |
| Zn | zinc | T | imperial ton |
| Mg | magnesium | | |

# Auditors' Report

**To the Shareholders of**
**Globex Mining Enterprises Inc. :**

We have audited the consolidated balance sheets of Globex Mining Enterprises Inc. as at December 31, 2001, and 2000 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

**McKechnie Moore**
**Chartered Accountants**

Ottawa, Ontario
March 29, 2002

# Consolidated Balance Sheets

**Globex Mining Enterprises Inc.**
**Incorporated under the laws of Quebec**

As at December 31

| | IN DOLLARS 2001 | 2000 |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash | 20,207 | 28,932 |
| Marketable securities - at lower of cost and market (Market value $200,067; 2000 $234,975) | 195,698 | 234,975 |
| Accounts receivable | 250,605 | 220,607 |
| Prepaid expenses | 1,187 | 2,262 |
| | 467,697 | 486,776 |
| Reclamation bonds (note 3) | 200,545 | 181,978 |
| Capital assets (note 4) | 31,087 | 19,728 |
| Mineral properties and deferred exploration expenses (note 9) | 1,722,161 | 1,595,079 |
| | 2,421,490 | 2,283,561 |
| **LIABILITIES** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | 260,783 | 281,683 |
| Deferred income taxes | - | 24,085 |
| | 260,783 | 305,768 |
| **SHAREHOLDERS' EQUITY** | | |
| **Share Capital** | | |
| Common shares (notes 5 and 6) | 33,808,716 | 33,395,098 |
| Deficit | (31,648,009) | (31,417,305) |
| | 2,160,707 | 1,977,793 |
| | 2,421,490 | 2,283,561 |

*See accompanying notes*

On behalf of the Board:

Jack Stoch, Director

Dianne Stoch, Director

# Consolidated Statements of Loss and Deficit

**Globex Mining Enterprises Inc.**

**Years ended December 31**

| | IN DOLLARS | |
|---|---|---|
| | 2001 | 2000 |
| **INCOME** | | |
| Interest | 12,770 | 23,292 |
| Other | 35,550 | 38,654 |
| | 48,320 | 61,946 |
| **EXPENSES** | | |
| Amortization | 8,649 | 7,103 |
| Capital tax | 8,920 | 6,276 |
| Exploration expenditures and abandoned claims written off | 20,124 | 28,327 |
| Office and general | 88,110 | 67,618 |
| Outside services | 99,041 | 71,225 |
| Professional fees | 21,750 | 113,225 |
| Telephone | 6,278 | 9,993 |
| Transfer agent fees | 8,660 | 8,164 |
| Travel and automotive | 17,058 | 18,285 |
| Write-down of marketable securities | 24,519 | 122,500 |
| | 303,109 | 452,716 |
| **LOSS BEFORE INCOME TAXES** | (254,789) | (390,770) |
| Deferred income taxes | (24,085) | 7,840 |
| **NET LOSS** | (230,704) | (398,610) |
| **DEFICIT, BEGINNING OF YEAR** | (31,417,305) | (31,018,695) |
| **DEFICIT, END OF YEAR** | (31,648,009) | (31,417,305) |
| **LOSS PER SHARE** | | |
| Basic | (0.018) | (0.034) |
| Fully diluted | (0.016) | (0.032) |

***See accompanying notes***

# Consolidated Statements of Cash Flows

**Globex Mining Enterprises Inc.**

**Years ended December 31**

| | IN DOLLARS | |
|---|---|---|
| | 2001 | 2000 |
| **CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES** | | |
| Net loss | (230,704) | (398,610) |
| Non-cash items . amortization | 8,649 | 7,103 |
| . deferred income taxes | (24,085) | 7,840 |
| | (246,140) | (383,667) |
| (Increase) decrease in non-cash working capital | (10,547) | 523,808 |
| | (256,687) | 140,141 |
| **CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES** | | |
| Share capital | 413,618 | 4,500 |
| **CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES** | | |
| Deferred exploration expenses | (90,999) | (110,447) |
| Mineral properties | (36,083) | (27,498) |
| Capital assets | (20,007) | (5,230) |
| Reclamation bonds | (18,567) | (10,409) |
| | (165,656) | (153,584) |
| **DECREASE IN CASH** | (8,725) | (8,943) |
| **CASH, BEGINNING OF YEAR** | 28,932 | 37,875 |
| **CASH, END OF YEAR** | 20,207 | 28,932 |

*See accompanying notes*

# Notes to the Consolidated Financial Statements

## 1. Nature of Operations

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

## 2. Significant Accounting Policies

### a) Principles of Consolidation

The consolidated financial statements of Globex Mining Enterprises Inc. are prepared in accordance with Canadian generally accepted accounting principles applicable in Canada. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Globex Nevada Inc. and Gold Capital Corporation.

### b) Translation of Foreign Currencies

Monetary assets and liabilities of foreign subsidiaries and foreign currency denominated monetary assets and liabilities of Canadian operations are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and at exchange rates prevailing at the transaction date for non-monetary items. Revenues and expenses are converted at the average exchange rate for the year.

### c) Capital Assets

Capital assets are recorded at cost. Amortization charges are recorded at rates set to charge operations with the cost of depreciable assets over the estimated useful lives as follows:

Machinery, office equipment and computer equipment, using the straight line method over periods from three to seven years or the diminishing balance method at rates varying from 20 to 30 percent.

Buildings and service installations when put in service using the straight line method over a period of forty years.

# Notes to the Consolidated Financial Statements

2. Significant Accounting Policies (cont'd)

d) Mineral Properties and Deferred Exploration Expenses

The Company capitalizes the costs of acquisition of mineral properties. These costs will be amortized over the estimated productive lives of the properties upon commencement of production using the unit-of-production method.

The Company capitalizes all direct costs relating to exploration on its mineral properties. These costs will be amortized over the estimated productive lives of the mineral properties upon commencement of production using the unit-of-production method.

Partial sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property, reducing these costs to NIL prior to recognizing any gains. Costs related to abandoned projects will be written off.

e) Values

The amounts shown for mineral properties and for deferred exploration expenses represent costs to date and are not intended to reflect present or future values.

f) Fair Value of Financial Instruments

The carrying value of the Company's financial instruments classified in the working capital, approximate their fair value due to the relatively short periods to maturity of the instruments.

g) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management believes the estimates are reasonable.

h) Realization of Assets

Realization of the Company's assets is subject to various risks including permitting, reserves estimation, metal prices and environmental factors.

I) Credit Risk

The Company does not believe it is subject to any significant concentration of credit risk. Cash and short term investments are in place with major financial institutions and corporations.

3. Reclamation Bonds

Reclamation bonds have been posted by the Company to secure clean-up expenses if various properties are closed or abandoned.

# Notes to the Consolidated Financial Statements

## 4. Capital Assets

| | 2001 | | | 2000 |
|---|---|---|---|---|
| | Cost | Accumulated Amortization | Net Carrying Amount | Net Carrying Amount |
| Mining equipment | $ 17,481 | $ 16,917 | $ 564 | $ 807 |
| Office equipment | 27,518 | 12,552 | 14,966 | 9,575 |
| Vehicles | 11,981 | 10,086 | 1,895 | 2,707 |
| Computers | 23,917 | 11,515 | 12,402 | 6,297 |
| Software | 12,733 | 11,473 | 1, 260 | 342 |
| | $ 93,630 | $ 62,543 | $ 31,087 | $ 19,728 |

## 5. Stock Options

The Company has granted the following options:

| | | Number of Options Granted | |
|---|---|---|---|
| Expiry Date | Exercise Price Per Share | 2001 | 2000 |
| **To Senior Executives:** | | | |
| February 27, 2001 | $ 0.25 | - | 5,000 |
| February 6, 2002 | 0.25 | 55,000 | 55,000 |
| April 2, 2002 | 0.30 | 40,000 | 215,000 |
| October 10, 2002 | 0.25 | 75,000 | 225,000 |
| December 5, 2004 | 0.3075 | - | 189,000 |
| March 22, 2006 | 0.20 | 83,000 | - |
| May 10, 2006 | 0.32 | 750,000 | - |
| **To Consultants:** | | | |
| October 10, 2002 | 0.25 | 10,000 | 10,000 |
| December 21, 2003 | 0.25 | 60,000 | 60,000 |
| December 5, 2004 | 0.3075 | 25,000 | 25,000 |
| May 19, 2005 | 0.21 | 100,000 | 100,000 |
| November 21, 2005 | 0.13 | - | 100,000 |
| May 2, 2006 | 0.26 | 50,000 | - |
| **To Employees:** | | | |
| December 21, 2003 | 0.25 | 5,000 | 5,000 |
| May 19, 2005 | 0.21 | 5,000 | 5,000 |
| | | 1,258,000 | 994,000 |

# Notes to the Consolidated Financial Statements

5. **Stock Options (cont'd)**

During the year 514,000 (2000 - Nil) options were exercised, 883,000 (2000 - 205,000) were issued, 100,000 (2000 - Nil) were cancelled and 5,000 (2000 - 50,000) expired.

6. **Share Capital**

Authorized: Unlimited common shares

Issued:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| Balance, beginning of year | 11,641,786 | $ 33,395,098 | 11,625,786 | $ 33,390,598 |
| Options exercised | 514,000 | 148,118 | - | - |
| Private placement | 906,000 | 265,500 | 16,000 | 4,500 |
| Balance, end of year | 13,061,786 | $ 33,808,716 | 11,641,786 | $ 33,395,098 |

411,100 (2000 - 411,000) common shares are held in escrow. 375,000 were issued as partial consideration for the Lyndhurst Property and cannot be released without consent of the regulatory authorities.

The balance of 36,100 common shares were issued as consideration for a property which has since been abandoned and thus will not be released from escrow.

During the year, 6,000 shares were issued in exchange for mineral properties, 50,000 shares were issued in exchange for exploration advisory services, and 850,000 shares were issued for cash.

During the year, the company issued 725,000 share purchase warrants, 300,000 of which have expired. 125,000 warrants entitle the holder thereof to acquire one common share at an exercise price of $0.80 per share to January 23, 2002 and $1.50 per share for the six months thereafter. The remaining 300,000 warrants entitle the holder thereof to acquire one common share at an exercise price of $1.00 per share for a period of one year from the date of issue, June 7, 2001.

7. **Income Taxes**

The Company has losses for tax purposes of approximately $2,204,100 (2000 - $1,835,000) which may be applied to reduce future taxable incomes of the Company. These losses expire as follows:

| | $ |
|---|---|
| 2002 | 109,200 |
| 2003 | 2,200 |
| 2004 | 376,000 |
| 2005 | 427,000 |
| 2006 | 384,000 |
| 2007 | 465,400 |
| 2008 | 440,100 |

The Company has approximately $876,581 of Canadian exploration expenditures which under certain circumstances, may be utilized to reduce taxable incomes of future years.

# Notes to the Consolidated Financial Statements

8. Related Party Transactions

During the year, the Company made payments to a shareholder and a company controlled by a shareholder for management services, accounting services, office and storage space totalling $91,200 (2000 - $90,000). These transactions are in the normal course of business and are measured at the exchange amount being the amount of consideration established and agreed to by the parties.

9. Schedule of Mineral Properties and Deferred Exploration Expenses

| | 2001 | | | 2000 |
|---|---|---|---|---|
| | Mineral Properties | Deferred Exploration Expenses | Total Carrying Amount | Total Carrying Amount |
| CANADA | | | | |
| British Columbia | $ - | $ 8,271 | $ 8,271 | $ 8,271 |
| Nova Scotia | - | 10,464 | 10,464 | 2,234 |
| Ontario | 47,036 | 85,871 | 132,907 | 78,715 |
| Quebec | 309,493 | 712,584 | 1,022,077 | 974,472 |
| USA | 68,887 | 479,555 | 548,442 | 531,387 |
| | $ 425,416 | $ 1,296,745 | $ 1,722,161 | $ 1,595,079 |

Total exploration expenses during the year were $437,654 less government grants of $346,655 for net expenditures of $90,999.

# Corporate Information

### Board of Directors & Officers

Jack Stoch
Director & President
Rouyn-Noranda, Canada

Dianne Stoch
Director & Secretary-Treasurer
Rouyn-Noranda, Canada

Ian Atkinson
Director
Houston, USA

Chris Bryan
Director
Whitby, Canada

Joel D. Schneyer
Director
Denver, USA

### Transfer Agent & Registrar

Computershare Trust Company of Canada
1800 McGill College Avenue
Montreal, Quebec
H3A 3K9 CANADA
Telephone: (514) 982-6591
Fax: (514) 982-7580

### Auditors

McKechnie Moore Chartered Accountants
1390 Prince of Wales Drive
Suite 500
Ottawa, Ontario
K2C 3N6 CANADA

### Legal Counsel

Heenan Blaikie LLP
1250 boul. René-Lévesque Ouest
Suite 2500
Montreal, Quebec
H3B 4Y1 CANADA

### Head Office

Globex Mining Enterprises Inc.
146 - 14th Street
Rouyn-Noranda, Quebec
J9X 2J3 CANADA
Telephone: (819) 797-5242
Fax: (819) 797-1470
E-mail: info@globexmining.com
URL: http//www.globexmining.com

### Annual Meeting

**Friday, May 31st at 9:30 a.m.**
Hotel Albert
Suite Richmont
84 avenue Principale
Rouyn-Noranda, Quebec
J9X 4P2 CANADA

**On your behalf, we continue to produce a modestly presented annual report as we feel that your investment dollars are better spent on exploration and acquisition.**

Ref.: File No. 82-4025

# GLOBEX MINING ENTERPRISES INC.

## NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Special General Meeting of the Shareholders (the "Meeting") of GLOBEX MINING ENTERPRISES INC. (the "Company") will be held at:

Place: Hotel Albert
Salle Richmont
*84 avenue Principale*
Rouyn-Noranda, Quebec

Date: Friday, May 31, 2002

Time: 9:30 a.m.

The purposes of the Meeting are:

1. To receive and consider the annual report and the consolidated financial statements of the Company for the year ended December 31, 2001 and the Auditors' Report thereon;

2. To elect Directors;

3. To appoint Auditors;

4. To consider, and if deemed advisable, to adopt a resolution annexed as Schedule A to the *Management Proxy Circular, approving in advance the issuance by way of private placement* of a number of common shares which exceeds 25% of the number of issued and outstanding common shares of the Company;

5. To consider, and if approved, to ratify, sanction and confirm all contracts, acts and proceedings of the Board of Directors of the Company made, done or taken since the last Annual General Meeting of Shareholders of the Company; and

6. To transact such other business as may properly be brought before the Meeting.

If you are unable to attend the Meeting in person, please date, sign and return the enclosed form of proxy. Proxies to be used at the Meeting must be deposited with the Company's transfer agent, Computershare Trust Company of Canada, P.O. Box 1900, Station B, Montreal, Quebec, H3B 3L6, or with the Secretary of the Company, before the commencement of the Meeting or at any adjournment thereof.

DATED at Rouyn-Noranda, Quebec, this 15th day of April, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

Jack Stoch, President

GLOBEX MINING ENTERPRISES INC.

Management Proxy Circular

## SOLICITATION OF PROXIES BY MANAGEMENT

This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation by the Management of Globex Mining Enterprises Inc. (the "Company") of proxies to be used at the Annual and Special General Meeting of the Shareholders of the Company (the "Meeting") to be held at the time and place and for the purposes set forth in the Notice of the Meeting. It is expected that the solicitation will be made primarily by mail. However, officers and employees of the Company may also solicit proxies by telephone, telecopier, e-mail or in person. The total cost of solicitation of proxies will be borne by the Company.

## APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and officers of the Company. A Shareholder has the right to appoint as his proxy a person, who need not be a Shareholder, other than those whose names are printed on the accompanying form of proxy. A Shareholder who wishes to appoint some other person to represent him or her at the meeting may do so either by inserting such other person's name in the blank space provided in the form of proxy or by completing another proper form of proxy.

A Shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

A proxy or revocation of proxy, in order to be acted upon, must be deposited with the Company's transfer agent, Computershare Trust Company of Canada, P.O. Box 1900, Station B, Montreal, Quebec H3B 3L6, no later than 5:00 p.m. on the last business day preceding the Meeting, or with the Secretary of the Company before the commencement of the Meeting or any adjournment thereof at which the proxy is to be used.

## EXERCISE OF DISCRETION BY PROXIES

Shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy, in the absence of any direction to the contrary, will be voted: (i) for the election of directors; (ii) for the appointment of auditors; (iii) for the resolution approving in advance the issuance by way of private placement of a number of common shares which exceed 25% of the number of issued and outstanding common shares of the Company; and (iv) for the ratification of all contracts, acts and proceedings of the Board of Directors since the last Annual General Meeting of Shareholders. With respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting, such shares will be voted by the persons so designated in their discretion. At the time of printing this Circular, the Management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

## SHARES ENTITLED TO BE VOTED

The share capital of the Company consists of an unlimited number of common shares, of which 13,061,786 common shares were issued and outstanding as at April 1, 2002. The Company has fixed April 1, 2002 as the record date (the "Record Date") for the purpose of determining Shareholders entitled to receive notice of the Meeting. Any common share of the Company that is registered as at the close of business on April 1, 2002 will entitle its holder or any proxy named by him to vote at the Meeting.

## PRINCIPAL HOLDERS

The following table sets out, as of April 1, 2002, the name of each person who, to the best knowledge of the senior executives of the Company, exercises control or direction over more than 10% of the issued and outstanding common shares of the Company:

| Name and place of residence | Number of Common Shares | Percentage of Common Shares |
|---|---|---|
| Géoconseils Jack Stoch Ltée [1]<br>Rouyn-Noranda, Quebec | 2,024,486 | 15.5% |

[1] Géoconseils Jack Stoch Ltée is wholly-owned by Jack Stoch, the President and a director of the Company.

## ELECTION OF DIRECTORS

The Board currently consists of five directors. The persons named in the enclosed form of proxy intend to vote for *the election of the five nominees whose names are set forth in the table below. Each director will hold office until* the next Annual General Meeting of Shareholders or until the election of his successor, unless he resigns or his office becomes vacant by removal, death or other cause.

The following table states the name of each of the persons proposed to be nominated for election as director, all other positions and offices with the Company now held by such person, his or her principal occupation, the year in which such person became a director of the Company, and the number of common shares of the Company that such person has advised are beneficially owned or over which control or direction is exercised by such person as the date indicated below.

| Name and Position with Company | Principal Occupation | Director since | Number of common shares beneficially owned or over which control or direction was exercised as of April 1, 2002 |
|---|---|---|---|
| JACK STOCH<br>President and director | President of the Company | 1983 | 2,024,486 |
| DIANNE STOCH<br>Secretary-treasurer and director | Private Consultant | 1985 | 555,147 |
| CHRIS BRYAN<br>Director | Mining Analyst<br>(retired) | 1983 | 25,000 |
| JOEL SCHNEYER<br>Director | President<br>Mercantile Resource Finance, Inc.<br>(advisor - mining sector) | 1997 | Nil |
| IAN ATKINSON<br>Director | President<br>Atikwa Minerals Ltd. | 1987 | Nil |

For those directors exercising control or direction over more than 10% of the issued common shares of the Company, see "Principal Holders" above.

The information as to shares beneficially owned or over which the above-named individuals exercise control or direction is not within the knowledge of the Company and has been furnished by the respective nominees individually.

The Company is not required to have an Audit Committee and does not have an Executive Committee.

## REMUNERATION OF DIRECTORS AND OFFICERS

### Executive Compensation

The following table sets out all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2001, 2000 and 1999 of the Company's Executive Officers. Other than as set out below, the Company did not pay any remuneration to its officers during the fiscal year ended December 31, 2001.

Summary Compensation Table

| | Annual Compensation | | | | Long Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| Name and Principal Position | Year | Salary $ | Bonus $ | Other Annual Compensation | Number of Options granted | Restricted Stock Awards | LTIP Payouts | All Other |
| Jack Stoch<br>President and Chief Executive Officer | 2001<br>2000<br>1999 | -<br>-<br>- | -<br>-<br>- | $60,000[1]<br>$60,000[1]<br>$60,000[1] | 483,000<br>-<br>- | -<br>-<br>- | -<br>-<br>- | -<br>-<br>- |
| Dianne Stoch<br>Chief Financial Officer & Secretary-Treasurer | 2001<br>2000<br>1999 | -<br>-<br>- | -<br>-<br>- | $18,000<br>$18,000<br>$16,500 | 350,000<br>-<br>- | -<br>-<br>- | -<br>-<br>- | -<br>-<br>- |

(1) The foregoing amounts were paid to a company controlled by Mr. Stoch as consulting and/or retainer fees.

### Option Grants During the Most Recently Completed Fiscal Year

The following table sets out the details of all grants of options to the Company's Executive Officers during the fiscal year ended December 31, 2001.

| Name | Options Granted | % of Total Options Granted to Employees in Financial Year | Exercise Price | Market Value on Date of Grant | Expiration Date |
|---|---|---|---|---|---|
| Jack Stoch | 83,000 | 9.4% | $0.20 | $0.20 | March 22, 2006 |
| Jack Stoch | 400,000 | 45.3% | $0.32 | $0.32 | May 10, 2006 |
| Dianne Stoch | 350,000 | 39.6% | $0.32 | $0.32 | May 10, 2006 |

All the foregoing options were granted under the Company's 1995 Stock Option Plan (the "1995 Plan"). Under the 1995 Plan, the Board of Directors of the Company may grant options to any person who is a director, officer or employee of, or service provider to, the Company. A maximum of 2,148,000 common shares may be issued under the 1995 Plan.

The exercise price of options under the 1995 Plan is determined by the Board of Directors at the time of the grant of an option, but cannot be lower than the closing sale price of the Company's shares on the Toronto Stock Exchange on the business day immediately preceding the day on which the option is granted. The maximum period during which an option may be exercised under the 1995 Plan is ten years from the date on which it is granted. An option granted under the 1995 Plan cannot be assigned or transferred except by will or by laws of succession.

If an option holder's employment with the Company is terminated for cause, all unexercised options granted under the 1995 Plan terminate immediately. In the event of the death of an option holder, his or her legal representatives have the right for a period of 30 days from the date of death to exercise options which were exercisable on the date of death. Upon an option holder's employment, office or directorship with the Company terminating or ending otherwise than by reason of death or termination for cause, an option may be exercised during a period of 30 days after such termination for that number of shares the option holder was entitled to acquire at the time of such termination.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Value

The following table sets out details of all exercises of stock options during the fiscal year ended December 31, 2001 by the Company's Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis.

| Name | Shares Acquired on Exercise | Value Realized $ | Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable | Value of Unexercised In the Money Options at Fiscal Year-End Exercisable/Unexercisable[1] $ |
|---|---|---|---|---|
| Jack Stoch | 250,000 | 1,000 | 483,000 / - | - / - |
| Dianne Stoch | 264,000 | 500 | 350,000 / - | - / - |

(1) Value of unexercised "in the money options" is calculated using the closing price of the common shares on the Toronto Stock Exchange on December 31, 2001 ($0.20), less the exercise price of "in the money options".

Remuneration of Directors

The Company did not pay any cash remuneration or grant any options to its directors during the fiscal year ended December 31, 2001 for their services in such capacity.

## APPOINTMENT OF AUDITORS

Except where authorization to vote with respect to the appointment of auditors is withheld, the persons named in the enclosed form of proxy intend to vote for McKechnie Moore, Chartered Accountants, as the auditors of the Company until the next Annual General Meeting of Shareholders.

## ADVANCE SHAREHOLDER APPROVAL FOR THE ISSUANCE BY WAY OF PRIVATE PLACEMENT OF A NUMBER OF COMMON SHARES THAT EXCEEDS 25% OF THE NUMBER OF ISSUED AND OUTSTANDING COMMON SHARES OF THE COMPANY

The Company from time to time investigates opportunities to raise financing on advantageous terms. It is possible that the Company will undertake one or more financings over the next year and expects some of them to be structured as private placements.

Under the rules of the Toronto Stock Exchange, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a special warrant, common share purchase warrant or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSE 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSE 25% Rule may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities.

The Toronto Stock Exchange has a working practice whereby it will accept advance approval by shareholders in anticipation of private placements that may exceed the "TSE 25% Rule", provided such private placements are completed within twelve months of the date such advance shareholder approval is given.

As at April 1, 2002, there were 13,061,786 common shares of the Company issued and outstanding; the Company proposes that the maximum number of shares which would either be issued or made subject to issuance under one or more private placements in the twelve month period commencing May 31, 2002 would not exceed 7,837,071 shares, or 60% of the Company's issued and outstanding shares as at April 1, 2002. Any private placement effected by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Company;

(b) it cannot materially affect control of the Company;

(c) it must be completed within twelve months of the date the advance shareholder approval is given; and

(d) it must comply with the private placement pricing rules of the Toronto Stock Exchange which currently require that the issue price per common share must not be less than the closing market price of the common shares on the Toronto Stock Exchange on the trading day prior to the date notice of the private placement is given to the Toronto Stock Exchange (the Market Price), less the applicable discount, as follows:

| Market Price | Maximum Discount |
|---|---|
| $0.50 or less | 25% |
| $0.51 to $2.00 | 20% |
| Above $2.00 | 15% |

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In all cases, the Toronto Stock Exchange retains the discretion to decide whether or not a particular placement is substantially at arm's length or will materially affect control, in which case specific shareholder approval may be required.

The text of the resolution with respect to advance shareholder approval for private placements is annexed as Schedule A to this Circular. In order for the resolution to be adopted, it must be passed by a majority of the votes cast by the Shareholders who vote in respect of the resolution.

The directors of the Company believe that the passing of the resolution is in the best interests of the Company and recommend that Shareholders vote in favor of the resolution. In the event that the resolution is not passed, the Toronto Stock Exchange will not approve any private placements that result in the issuance or possible issuance of a number of shares which exceed the TSE 25% Rule without specific shareholder approval. Such restrictions could impede the Company's rapid access to required funds on favorable terms by obliging the Company to call a special general meeting of Shareholders for the purposes of obtaining specific shareholder approval.

## OTHER MATTERS

Management of the Company knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters which are not known to the Management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

## CORPORATE GOVERNANCE PRACTICES

The Board of Directors of the Company consists of five directors. Of these, two directors, Jack Stoch and Dianne Stoch, are also officers of the Company. Jack Stoch is indirectly the principal shareholder of the Company. The Board of Directors does not have any committees. Given the state of the Company's development, the Board of Directors has not addressed the issue of corporate governance and is of the view that disclosure of the Company's corporate governance practices is not relevant or of benefit to the Shareholders.

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

As previously disclosed by the Company, during the fiscal year ended December 31, 2001, the Company acquired a 100% interest in the Ramp Property in Beatty township, Ontario from McWatters Mining Inc. ("McWatters"), through a series of property and net smelter return ("NSR") exchanges involving the Company, McWatters, Mr. Jack Stoch (the President and a director of the Company), and Géoconseils Jack Stoch Ltée ("GJSL"), a private company owned by Mr. Stoch. As consideration for the Ramp Property: (i) the Company transferred to McWatters its 100% interest in the Aumaque gold property in Bourlamaque township, Quebec; (ii) GJSL transferred to McWatters its 2% NSR in the "Audet-Stoch claims"; and (iii) Mr. Stoch transferred to McWatters his 100% interest in the Kiena West property, subject to a 1% NSR in favour of Mr. Stoch. The Company granted GJSL a 0.5% NSR and Mr. Stoch a 1% NSR with respect to the Ramp property as part of the transaction and agreed to repay Mr. Stoch for cash expenditures on the Kiena West property incurred principally within the six months prior to the transaction.

## AUTHORIZATION

The contents and the mailing of this Management Proxy Circular have been approved by the Board of Directors of the Company as of April 15, 2002.

DATED at Rouyn-Noranda, Quebec

April 15, 2002

Jack Stoch, President

# SCHEDULE A

## RESOLUTION REGARDING ADVANCE SHAREHOLDER APPROVAL FOR THE ISSUANCE BY WAY OF PRIVATE PLACEMENT OF A NUMBER OF COMMON SHARES THAT EXCEEDS 25% OF THE NUMBER OF ISSUED AND OUTSTANDING COMMON SHARES OF THE COMPANY

WHEREAS the Company may enter into one or more private placements which may result in the issuance of a number of common shares greater than 25% of the number of currently issued and outstanding common shares.

IT IS RESOLVED:

> THAT the issuance by the Company in one or more private placements during the twelve-month period commencing May 31, 2002 of such number of securities that would result in the Company issuing or making issuable a number of common shares aggregating up to 60% of the number of issued and outstanding common shares as at April 1, 2002, as more particularly described in and subject to the restrictions described in such Management Proxy Circular, is hereby approved.

# GLOBEX MINING ENTERPRISES INC.

## NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Special General Meeting of the Shareholders (the "Meeting") of GLOBEX MINING ENTERPRISES INC. (the "Company") will be held at:

Place: Hotel Albert
Salle Richmont
84 avenue Principale
Rouyn-Noranda, Quebec

Date: Friday, May 31, 2002

Time: 9:30 a.m.

The purposes of the Meeting are:

1. To receive and consider the annual report and the consolidated financial statements of the Company for the year ended December 31, 2001 and the Auditors' Report thereon;

2. To elect Directors;

3. To appoint Auditors;

4. To consider, and if deemed advisable, to adopt a resolution annexed as Schedule A to the Management Proxy Circular, approving in advance the issuance by way of private placement of a number of common shares which exceeds 25% of the number of issued and outstanding common shares of the Company;

5. To consider, and if approved, to ratify, sanction and confirm all contracts, acts and proceedings of the Board of Directors of the Company made, done or taken since the last Annual General Meeting of Shareholders of the Company; and

6. To transact such other business as may properly be brought before the Meeting.

If you are unable to attend the Meeting in person, please date, sign and return the enclosed form of proxy. Proxies to be used at the Meeting must be deposited with the Company's transfer agent, Computershare Trust Company of Canada, P.O. Box 1900, Station B, Montreal, Quebec, H3B 3L6, or with the Secretary of the Company, before the commencement of the Meeting or at any adjournment thereof.

DATED at Rouyn-Noranda, Quebec, this 15th day of April, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

Jack Stoch, President

GLOBEX MINING ENTERPRISES INC.
146-14th Street
Rouyn-Noranda Quebec J9X 2J3
CANADA

CUSIP No.: 379900103
S.E.C. REF.: 82-4025

TO REGISTERED AND BENEFICIAL SHAREHOLDERS:

National Policy Statement No. 41 (Shareholder Communication) provides registered and beneficial shareholders with the opportunity to elect annually to have their name added to an issuer's supplemental mailing list in order to receive interim financial statements of the issuer. If you are interested in receiving such statements or other selective shareholder communication, please complete this form indicating your preferred method of receipt and return it to the Company (i) at the above address (ii) E-mail: info@globexmining.com (iii) Fax: (819) 797-1470.

Shareholders should note that all interim financial statements and continuous disclosure documents of Globex Mining Enterprises Inc. are available at www.sedar.com, under the company profile for Globex Mining Enterprises Inc.

PLEASE PRINT

Name: ______________________________

Email Address: ______________________________

Fax Number: ______________________________

Address: ______________________________

City: ______________________________

Province: ______________________________

Postal Code: ______________________________

Date: ______________________________

Signature: ______________________________